SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Woori Finance Holdings Co., Ltd.
(Translation of registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☑     Form 40-F     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Woori Finance Holdings’ Preliminary Financial Performance Figures
for the First Quarter of 2010
The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the three-month period ended on March 31, 2010, on a consolidated basis, are as follows.
(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		1Q 2010	4Q 2009	(Decrease)	1Q 2009	(Decrease)
Revenue	Specified Quarter	9,258,352	8,201,821	12.88	24,228,584	(61.79)
	Cumulative Basis	9,258,352	54,061,689	—	24,228,584	(61.79)
Operating Income	Specified Quarter	812,330	190,492	326.44	290,962	179.19
	Cumulative Basis	812,330	1,383,261	—	290,962	179.19
Income before Income Tax Expense	Specified Quarter	816,411	117,254	596.28	252,047	223.91
	Cumulative Basis	816,411	1,459,818	—	252,047	223.91
Net Income	Specified Quarter	572,977	156,778	265.47	162,273	253.09
	Cumulative Basis	572,977	1,026,024	—	162,273	253.09
The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the First Quarter of 2010
The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the three-month period ended on March 31, 2010, on a non-consolidated basis, are as follows.
(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		1Q 2010	4Q 2009	(Decrease)	1Q 2009	(Decrease)
Revenue	Specified Quarter	6,839,807	6,392,494	7.00	21,421,196	(68.07)
	Cumulative Basis	6,839,807	43,951,956	—	21,421,196	(68.07)
Operating Income	Specified Quarter	581,051	275,883	110.62	186,840	210.99
	Cumulative Basis	581,051	1,034,804	—	186,840	210.99
Income before Income Tax Expense	Specified Quarter	565,773	263,772	114.49	173,899	225.35
	Cumulative Basis	565,773	1,188,915	—	173,899	225.35
Net Income	Specified Quarter	459,808	204,037	125.36	167,453	174.59
	Cumulative Basis	459,808	953,830	—	167,453	174.59
The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)
Date: April 30, 2010	By:	/s/ Woo Seok Seong
(Signature)
		Name:	Woo Seok Seong
		Title:	General Manager